SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Bonds.com Group, Inc.

(Name of Company)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

098003106

(CUSIP Number)

Christopher D’Antuono, Esq.

General Counsel

GFI Group Inc.

55 Water Street

New York, New York 10041

(212) 968-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019–6099

(212) 728–8000

March 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons GFINet Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 444,077*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 444,077*

11	Aggregate Amount Beneficially Owned by Each Person 444,077*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 64.6**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (in each case, assuming conversion as of February 28, 2014), and the exercise of all common stock warrants held as of February 28, 2014.  See Item 5.

** Calculated based on 243,438 shares of common stock outstanding as of March 5, 2014, as represented by the Company in the Merger Agreement (as defined in Item 4 below). The Reporting Persons have not effected any acquisition or disposition of any securities of the Company since the filing of Amendment No. 3 to Schedule 13D on March 7, 2013. The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 3 to Schedule 13D that primarily relates to a change in the number of outstanding shares of common stock and an increase in the number of shares of common stock issuable upon conversion of preferred stock due to accruing dividends.  See the Explanatory Note below.

SCHEDULE 13D

1	Name of Reporting Persons GFI Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 444,077*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 444,077*

11	Aggregate Amount Beneficially Owned by Each Person 444,077*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 64.6**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (in each case, assuming conversion as of February 28, 2014), and the exercise of all common stock warrants held as of February 28, 2014.  See Item 5.

** Calculated based on 243,438 shares of common stock outstanding as of March 5, 2014, as represented by the Company in the Merger Agreement (as defined in Item 4 below). The Reporting Persons have not effected any acquisition or disposition of any securities of the Company since the filing of Amendment No. 3 to Schedule 13D on March 7, 2013. The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 3 to Schedule 13D that primarily relates to a change in the number of outstanding shares of common stock and an increase in the number of shares of common stock issuable upon conversion of preferred stock due to accruing dividends.  See the Explanatory Note below.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 8, 2011, as amended by Amendment No. 1 filed on December 9, 2011, Amendment No. 2 filed on June 15, 2012, and Amendment No. 3 filed on March 7, 2013 (such Schedule 13D, as so amended, the “Original Schedule 13D”).  The Original Schedule 13D, together with this Amendment No. 4, are collectively referred to herein as the “Schedule 13D”.  This Amendment No. 4 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Company” or the “Company”). The address of the Company’s principal executive offices is 1500 Broadway, 31st Floor, New York, New York 10036.  Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Company.  Capitalized terms used but not defined herein shall have the meanings given to them in the Original Schedule 13D.

Explanatory Note:  The Reporting Persons have not effected any acquisition or disposition of any securities of the Company since the filing of Amendment No. 3 to Schedule 13D on March 7, 2013. The purpose of this Amendment No. 4 is to update certain information contained in the Schedule 13D in order to reflect certain transactions that were affected by GFINet Inc. and the Company since the filing of Amendment No. 3 on March 7, 2013, specifically:

•                 A change in the number of outstanding shares of Common Stock that resulted from a 1-for-400 reverse stock split that was effected by the Company on April 25, 2013, as disclosed by the Company in its Current Report on Form 8-K filed by the Company on April 30, 2013;

•                 The issuance of a secured promissory note by Bonds.com Holdings, Inc., a wholly owned subsidiary of the Company, to GFINet Inc. and the related execution of the Pledge Agreement (as defined in Item 4 below); and

•                  The execution by the Company of the Merger Agreement (as defined in Item 4 below) and the related execution of the Stockholder Consent (as defined in Item 4 below) by GFINet Inc.

Item 2.   Identity and Background

Subparagraph (a) of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This Schedule 13D is filed on behalf of GFI Group Inc. (“GFI Group”), a Delaware corporation, and GFINet Inc. (“GFINet”), a Delaware corporation and a wholly owned subsidiary of GFI Group (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  Schedule I hereto, with respect to GFI Group, and Schedule II hereto, with respect to GFINet, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Company owning shares of the Company’s Series C Preferred Stock, Series E Convertible Preferred Stock (the “Series E Preferred Stock”), Series E-1 Convertible Preferred Stock (the “Series E-1 Preferred Stock”) and/or Series E-2 Convertible Preferred Stock (the “Series E-2 Preferred Stock”) and that are parties to the Amended and Restated Series E Stockholders’ Agreement (as defined below) (the “Non-Reporting Person Stockholders”). If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 2,493,637 which represents approximately 91.1% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 243,438 shares of Common Stock outstanding as of March 5, 2014, as represented by the Company in the Merger Agreement (as defined below in Item 4), plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming conversion as of February 28, 2014), and the exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders. The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

Item 4.   Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by the addition of the following information:

Notes and Pledge Agreement

On February 26, 2014, following a request by the Company to certain of the holders of its Series E-2 Preferred Stock to provide certain financing to the Company, Bonds.com Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Holdings”), issued to GFINet, and GFINet purchased from Holdings, a secured promissory note in the original principal amount of $271,275 (the “GFI Note”). In addition, certain of the other holders of the Company’s Series E-2 Preferred Stock were issued and purchased secured promissory notes in the following original principal amounts: (i) Oak Investment Partners XII, Limited Partnership in the principal amount of $271,275; (ii) Mida Holdings in the principal amount of $542,550; (iii) Daher Bonds Investment Company in the principal amount of $361,700 and (iv) Trimarc Capital Fund, L.P. in the principal amount of $53,200 (together with the GFI Note, the “Notes”).

The Notes accrue interest at a rate of 10% per annum and are due and payable on the earlier of (a) the date that is three months after the date of the Notes, and (b) (i) a consolidation, merger, reorganization or other form of acquisition of or by the Company or Holdings in which the Company’s or Holdings’ stockholders immediately prior to the transaction retain less than 50% of the voting power of, or economic interest in, the surviving or resulting entity (or its parent) immediately after the transaction, (ii) a sale of more than a majority of the Company’s or Holdings’ assets, or (iii) the acquisition by any person or group of persons of more than 50% of the Company’s or Holdings’ outstanding voting securities (such date, the “Maturity Date”).

In connection with the issuance of the Notes, on February 26, 2014, Holdings entered into that certain Pledge Agreement (the “Pledge Agreement”), by and among BCA LLC (“Secured Party”), as collateral agent and secured party for the benefit of the holders of the Notes, Holdings, as pledgor, and Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII, Limited Partnership and Trimarc Capital Fund, L.P., each as holders of the Notes. Pursuant to the Pledge Agreement, among other things, Holdings granted to the Secured Party, for the benefit of the holders of the Notes, a first priority security interest and lien upon all of Holdings’ right, title and interest in, whether now existing or hereafter acquired, Holdings’ shares in Bonds.com, Inc., a Delaware corporation and indirect wholly owned subsidiary of the Company, and the proceeds of such shares (collectively, the “Collateral”), in order to secure Holdings’ obligations under the Notes.

The foregoing description of the Notes is qualified in its entirety by reference to the full text of the GFI Note, a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof. The foregoing description of the Pledge Agreement is qualified in its entirety by reference to the full text of the Pledge Agreement, a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.

Merger Agreement and Stockholder Consent

On March 5, 2014, the Company, MTS Markets International, Inc. (“MTS”), an affiliate of the London Stock Exchange Group, and MMI Newco Inc., a wholly owned subsidiary of MTS (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Reporting Persons are not affiliated with MTS or Merger Sub. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of MTS (the “Merger”). As disclosed by the Company, the aggregate consideration for the mergers is approximately $15 million in cash, subject to certain adjustments described in the Merger Agreement.

Pursuant to the Merger Agreement, MTS will place $1.5 million of proceeds pursuant to the Merger into escrow to cover the purchase price adjustment and certain potential indemnity claims. In the absence of claims, these funds will be released to the stockholders entitled thereto under the terms of the Merger Agreement, including the Reporting Persons, in increments of $500,000 beginning on the first anniversary of the closing of the Merger and continuing on the 18 and 24 month anniversaries of the closing of the Merger. In addition, an amount of not less than $100,000 nor more than $200,000 will be set aside and held as a reserve for expenses incurred by a stockholder representative in connection with such person’s duties as a stockholder representative.

In connection with the Merger Agreement, certain of the Company’s stockholders, including the Reporting Persons, have executed a Written Consent of Certain Stockholders of Bonds.com Group, Inc. (the “Stockholder Consent”) on or about March 11, 2014, pursuant to which those stockholders, including GFINet, have approved the Merger Agreement and the transactions contemplated thereby. In addition, pursuant to the Stockholder Consent, among other things, GFINet has agreed not to transfer, at any time prior to the effective time of the Merger, any shares of the Common Stock or Preferred Stock of the Company held by GFINet.

If the Merger is consummated, the outstanding shares of Common Stock will cease to be registered under the Exchange Act, and the Company will become a wholly owned subsidiary of MTS.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof. The foregoing description of the Stockholder Consent is qualified in its entirety by reference to the full text of the Stockholder Consent, a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise noted herein, the percentages used herein are calculated based on information provided by the Company that there were 243,438 shares of Common Stock outstanding as of March 5, 2014, as represented by the Company in the Merger Agreement. Except as otherwise noted herein, the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on February 28, 2014.

(a)           As of the close of business on February 28, 2014, the Reporting Persons directly held or beneficially owned 2,667 shares of Series E Preferred Stock, 3,000 shares of Series E-2 Preferred Stock, and warrants to purchase an aggregate of 207,233 shares of Common Stock.  As of February 28, 2014, such shares of Series E Preferred Stock are convertible into 112,285 shares of Common Stock, and such shares of Series E-2 Preferred Stock are convertible into 124,558 shares of Common Stock.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with the Non-Reporting Person Stockholders (as defined in Item 2 above).  On February 28, 2014, if the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 2,493,637, which represents approximately 91.1% of the shares of Common Stock outstanding. The shares of Common Stock outstanding is based upon 243,438 shares of Common Stock outstanding as of March 5, 2014, as represented by the Company in the Merger Agreement (as defined below in Item 4), plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming conversion as of February 28, 2014), and the exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

(b)           Each Reporting Person may be deemed to share the power to (a) dispose or to direct the disposition of the 444,077 shares of Common Stock the Reporting Persons may be deemed to beneficially own (and convert into) as of February 28, 2014 and (b) vote or direct the vote of the 444,077 shares of Common Stock the Reporting Persons may be deemed to beneficially own for voting purposes as of February 28, 2014.

(c)           Except as set forth in Item 4 above, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 7.   Material to be Filed as Exhibits

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than GFI are identified as such.

Exhibit 99.1

Joint Filing Agreement, dated as of July 1, 2011, by and among GFI Group Inc. and GFINet Inc. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on July 8, 2011 (SEC File No. 005-80545)).

Exhibit 99.2

Exchange Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.3

Unit Purchase Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and certain other investors named therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.4

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011 (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.5

Common Stock Warrant, dated February 2, 2011 (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011 (SEC File No. 000-51076)).

Exhibit 99.6

Common Stock Warrant, dated December 5, 2011 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.8

Series E Stockholders’ Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.9

Letter Agreement, dated as of June 8, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on June 13, 2012 (SEC File No. 000-51076)).

Exhibit 99.10

Common Stock Warrant, dated June 8, 2012. Except with respect to the date of issuance, the expiration date and the number of shares of Common Stock into which it is exercisable, the terms of the Common Stock Warrant, dated June 8, 2012, is substantially the same as those of the Common Stock Warrant, dated December 5, 2011 and incorporated herein by reference as Exhibit 99.6.

Exhibit 99.11

Amendment No. 1 to Series E Stockholders’ Agreement, dated as of May 16, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com

Group, Inc. on May 16, 2012 (SEC File No. 000-51076)).

Exhibit 99.12

Unit Purchase Agreement, dated as of February 28, 2013, by and between Bonds.com Group, Inc. and Trimarc Capital Fund, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.13

Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, Trimarc Capital Fund, L.P. and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.14

Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2013, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.15	Secured Promissory Note, dated February 26, 2014, issued by Bonds.com Holdings, Inc. to GFINet Inc.

Exhibit 99.16

Pledge Agreement, dated as of February 26, 2014, by and among BCA LLC, as collateral agent for the Bridge Note Holders (as defined therein), Bonds.com Holdings, Inc., Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII, Limited Partnership and Trimarc Capital Fund, L.P.

Exhibit 99.17

Agreement and Plan of Merger, dated as of March 5, 2014, by and among Bonds.com Group, Inc., MTS Markets International, Inc. and MMI Newco Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 7, 2014 (SEC File No. 000-51076)).

Exhibit 99.18	Written Consent of Certain Stockholders of Bonds.com Group, Inc., signed by GFINet Inc. on March 11, 2014.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2014	GFI GROUP INC.

	By:	/s/ Christopher D’Antuono

Name: Christopher D’Antuono

Title: General Counsel and Corporate Secretary

Dated: March 20, 2014	GFINET INC.

	By:	/s/ Christopher D’Antuono

Name: Christopher D’Antuono

Title: General Counsel and Corporate Secretary

SCHEDULE I

GFI Group Inc.

Name and Position of Officer or Director	Principal Business Address		Citizenship
Michael Gooch (Chairman of the Board)		(1)	U.S.
Colin Heffron (Chief Executive Officer, President and Director)		(1)	U.S.
John Ward (Director)		(1)	U.S.
Marisa Cassoni (Director)		(1)	U.K.
Frank Fanzilli, Jr. (Director)		(1)	U.S.
Richard Magee (Director)		(1)	U.S.
James Peers (Chief Financial Officer)		(1)	U.S.
Ronald Levi (Chief Operating Officer)		(1)	U.K.
J. Christopher Giancarlo (Executive Vice President)		(1)	U.S.
Christopher D’Antuono (General Counsel and Corporate Secretary)		(1)	U.S.

(1) GFI Group Inc., 55 Water Street, New York, NY 10041

SCHEDULE II

GFINet Inc.

Name and Position of Officer or Director	Principal Business Address		Citizenship
Colin Heffron (Chief Executive Officer, President and Director)		(1)	U.S.
James Peers (Chief Financial Officer)		(1)	U.S.
Ronald Levi (Chief Operating Officer)		(1)	U.K.

(1) GFINet Inc., 55 Water Street, New York, NY 10041